SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
Amendments Thereto Filed Pursuant to Rule 13d-2(a)

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Under the Securities Exchange Act of 1934
(Amendment No.        )*

ELECTRO-SENSORS, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

285233 10 3

(CUSIP Number)

Bradley D. Slye
6111 Blue Circle Drive
Minnetonka, MN 55343-9108

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 9, 2002

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 4 Pages

CUSIP No. 285233 10 3	13D	Page 2 of 4 Pages

1		NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Bradley D. Slye
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 163,867 (includes 58,500 shares purchasable upon exercise of options presently exercisable or exercisable within 60 days of the date of this Schedule)
	8	SHARED VOTING POWER 5,190
	9	SOLE DISPOSITIVE POWER 163,867 (includes 58,500 shares purchasable upon exercise of options presently exercisable or exercisable within 60 days of the date of this Schedule)
	10	SHARED DISPOSITIVE POWER 5,190
11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

169,057 (includes 58,500 shares purchasable upon exercise of options presently exercisable or exercisable within 60 days of the date of this Schedule)

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Item 1.	Security and Issuer.
Electro-Sensors, Inc.; Common Stock
Item 2.	Identity and Background.
(a) Bradley D. Slye
(b) 6111 Blue Circle Drive Minnetonka, MN 55343-9108
(c) Chairman, President & CEO of Electro-Sensors, Inc.
(d) During the last five years, Mr. Slye has not been convicted in a criminal proceeding.
(e)

Mr. Sly has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds

On April 9, 2002, 18,750 additional shares vested in an option to purchase 75,000 shares of common stock granted to Mr. Slye on April 9, 2001, resulting in Mr. Slye owning 5% or more of the common stock of Electro-Sensors, Inc.

Item 4.	Purpose of Transaction.

The shares of the Issuer’s common stock were acquired by Mr. Slye for investment purposes.  Mr. Slye is an officer and director of the Issuer.  In his capacity as an officer and director of the Issuer, Mr. Slye is in a position to influence decisions on any plans or proposals of the type described in paragraphs (a) through (j) of Item 4 of Schedule 13D.  Mr. Slye may make additional purchases of common stock either in the open market or in private transactions, including shares which may be acquired upon exercise of options currently held or subsequently acquired by him, depending on his evaluation of the Issuer’s business, prospects and financial condition, the market for the common stock, other opportunities available to him, general economic conditions, money and stock market conditions and other future developments.  Depending on the same factors, Mr. Slye may decide in the future to sell all or part of his investments in the Issuer’s common stock.

Item 5.	Interest in Securities of the Issuer.
As of April 9, 2002, Mr. Slye beneficially owned an aggregate of 169,057 shares of common stock of the Issuer, representing 5.3% of the shares of common stock that would be outstanding assuming exercise of the options held by him.  Of such shares, 90,610 are held directly by Mr. Slye, 5,190 are held indirectly by his spouse, 14,757 are held indirectly in an Employee Stock Ownership Plan and 58,500 shares were purchasable upon exercise of options which were currently exercisable or became exercisable within 60 days of this Schedule.  Mr. Slye has sole voting and dispositive power over 162,764 shares of the common stock and rights to acquire common stock currently owned by him and shares voting and dispositive power of 5,190 share of the common stock held by his spouse.  The reporting person has not engaged in any transaction during the 60 days prior to April 9, 2002 in any securities of the Issuer.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
None.

Item 7.	Material to be Filed as Exhibits.
None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	February 11, 2004

/s/ Bradley D. Slye
Bradley D. Slye